Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-145845

November 20, 2009

Barclays capital

ETN+ SHORT NOTES

1

SUPERTRACKSM NOTES

2

ETN+ SHORT NOTES

What are the Barclays ETN+ Notes?

Barclays ETN+ Notes are senior, unsecured, unsubordinate d debt securities issued by Barclays Bank PLC (the Issuer). They are designed to provide investors with a new way to access leveraged returns based on the performance or inverse performance of market benchmarks or strategies. The primary features of the Barclays ETN+ Notes (the Notes) are a leveraged return, a fixed maturity date, a stop-loss mechanism resulting in automatic early redemption, and an optional redemption feature for holders.

In addition, they are designed to provide investors with an alternative form of leveraged investment to leveraged exchange traded funds (ETFs), which typically track a daily or monthly multiple of an index’s returns. Instead, the Barclays ETN+ Notes track a fixed multiple of the performance of the underlying Index over the term of the Notes, before the deduction of certain costs and fees.1

Exchange Traded Notes (ETNs) are not equities, exchange traded funds or index funds, but they do share several characteristics. For example, like equities, they trade on an exchange and can be shorted. Similar to an index fund, ETNs are linked to the return of a benchmark index. In addition to trading the ETNs on an exchange at a market price, investors may redeem the ETNs directly with the Issuer at their intrinsic economic value, represented by a closing indicative note value (as discussed in the section “How do Barclays ETN+ Short Notes work?”). In order to redeem the ETNs directly with Barclays Bank PLC, an order needs to be of a certain minimum size.

How are the returns of Barclays ETN+ Notes calculated?

Barclays ETN+ notes are designed to provide investors with a leveraged return that is linked to the performance, or inverse performance, of a market benchmark less certain costs and fees.

Where are they traded?

The Barclays ETN+ Notes are listed on the Arca platform at the New York Stock Exchange.

1 Such fixed multiple may be different for investors who purchase notes after the issue date. See section “The Participation” for more details.

3

ETN+ SHORT NOTES

2 The NYSE Arca’s calculation of the IINV is expected to be based on the formulae provided in the relevant prospectus for each note. The IINV calculation is provided to indicate whether the valuation of the ETN has fallen to or below the pre-defined stop-loss trigger level only. It is not intended as a price or quotation, or as an offer or solicitation for the purchase, sale, redemption, or termination of the ETNs, nor does it reflect hedging or transaction costs, credit considerations, market liquidity, or bid-offer spreads. Published Index levels from the sponsor of the Index underlying the ETNs may occasionally be subject to delay or postponement. Any such delays or postponements will affect the IINV of the ETNs.

The underlying Index levels do not necessarily reflect the depth and liquidity of the underlying market. For this reason and others, the actual trading price of each ETNs may be different from its IINV.

Where is their value published?

An Intraday Indicative Note Value (the IINV), which is meant to approximate the intrinsic economic value of each Barclays ETN+ Note, is calculated on every index business day. NYSE Arca publishes its calculation of the IINV for each ETN+ Note every 15 seconds under the applicable ticker symbol.2 Additionally, a Closing Indicative Note Value (the CINV) for each Barclays ETN+

Note is calculated and published each day under the applicable ticker symbol. For a more complete description of how the IINV and CINV are calculated for each series of Barclays ETN+

Notes, please see the applicable pricing supplement.

There are two types of Barclays ETN+ Notes : “long” notes and “short” notes. Barclays

ETN+ Long Notes enable investors to express a positive “bullish” market view by going “long”

the underlying Index in a leveraged manner without having to put up the entire price of the underlying Index. Alternatively, Barclays ETN+ Short Notes enable investors to express a negative

“bearish” market view by going “short” the underlying Index through a Barclays ETN+ Short Note.

By shorting the underlying Index, the Barclays ETN+ Short Note is still leveraged, but performs positively when there is a fall in the level of the underlying Index.

How do Barclays ETN+ Short Notes work?

In order to understand d how the Barclays lays ETN+ Short Notes (the Short Notes)

work, it is important to understand certain key terms in the prospectus. The key terms behind each Short Note are:

The Closing Indicative Note • e Value (CINV)

• The Short Index Amount

• The T-Bill amount

• The Intraday Indicative Note Value (IINV)

• The Stop Loss

• The Participation

The CINV (Closing Indicative Note Value)

The CINV for each Barclays ETN+ Short Note is calculated at the end of each trading day by taking the notional value of cash amounts underlying each Barclays ETN+ Note (the T-Bill Amount),

and subtracting the then current value of a notional short position in the Index (the Short Index

Amount).

4

ETN+ SHORT NOTES

CINV = T-Bill Amount – Short Index Amount

sHORT iNDEX aMOUNT

iNDEX

PERFORMANCE

¢LOSING

iNDICATIVE

ffALUE

= t-bILLS -

aMOUNT X

iSSUE PRICE

X

FIXED

mULTIPLE

The Short Index Amount:

On the initial valuation date the short index amount equals the product of the issuance price per note times a fixed multiple (e.g., 3 times), which varies with each series of notes.

Initial Short Index Amount = Issuance Price Per Note x Fixed Multiple

On each subsequent valuation date, the short index amount moves in tandem with the underlying

Index. The short index amount on any valuation date is equal to the initial short index amount,

multiplied by a factor that divides the most recent closing level of the Index by the closing level of the Index on the initial valuation date.

Short Index Amount = Initial Short Index Amount x (Current Index Value / Initial Index Value)

The T-Bill Amount:

On the initial valuation date, the T-Bill amount is equal to the sum of the issue price per note and the initial short index amount.

Initial T-Bill Amount = Short Index Amount + Issuance Price Per Note

The T-Bill amount changes on a daily basis during the term of the notes through the addition of accrued interest, and the subtraction of the accrued fees.

T-Bill Amount = Initial T-Bill Amount + Accrued Interest – Accrued Fees

A basic explanation of the accrued interest and accrued fees is given in the section “Interest and

Costs” below.

Investors should read in full the pricing supplement for each series of Barclays ETN+ Short Notes,

available through visiting www.barx-is.com, for a more detailed description of the daily closing indicative value calculation, including the calculation of accrued interest and accrued fees.

The IINV (Intraday Indicative Note Value):

An “IINV”, which is meant to approximate the intrinsic economic value of each Barclays ETN+ Note,

is calculated on every index business day; NYSE Arca publishes its calculation of each IINV every

15 seconds. The IINV is calculated using the same formulae that are used to calculate the CINV,

except that to calculate the IINV, the “Short Index Amount” incorporates the latest intraday values for the underlying index instead of the closing value for that day.

5

ETN+ SHORT NOTES

The Stop-Loss:

In order to limit the potential losses to the issuer from extreme market movements, there will be an automatic redemption of any series of the Barclays ETN+ Short Notes if, on any day prior to or on the final valuation date, the IINV is less than or equal to $10 per security, which depending on the series of Notes, represents 10%, 15% or 20% of the initial issue price, as specified in the relevant pricing supplement. Upon the occurrence of a Stop-Loss event, investors in that series of

Barclays ETN+ Short Notes will receive a redemption amount that will be significantly less than the issue price and will receive no greater than $10 per Note. Accordingly, you may lose some or all of your principal if you invest in the Barclays ETN+ Short Notes.

Hypothetical Example:

In this hypothetical example, assuming a Barclays ETN+ Short Note linked to the S&P 500® Total Return

IndexSM was issued and listed on January 1, 1999 with an initial Index closing level of 1,670.01 and:

a fixed multiple of • f two,

• a principal amount per note of $66.67,

• an initial short index amount of $133.34, and

• an initial T-Bill amount of $200.01.

At the end of the trading day on July 1, 2000, the hypothetical ETN+ Notes had not been redeemed early due to a Stop-Loss event, the closing level of the Index was 2,012.83 and the initial T-Bill amount of $200.01 had accrued $15.94 in interest and $1.24 in fees.

The hypothetical CINV for the Note on such trading day would be equal to $54.00, as per the following calculations:

Short Index Amount = $133.34 x (2,012.83 / 1,670.01) = $160.71

T-Bill Amount = 214.71 (Initial T-Bills Amount + Accrued Interest – Accrued Fees)

CINV = $214.71 – $160.71 (T-Bill Amount – Short Index Amount ) = $54.00

At the end of the trading day on January 1, 2004 (the final valuation date) the hypothetical ETN had not been redeemed early due to a stop-loss event, the closing level of the Index was 1,622.94 and the initial T-Bill amount of $200.01 had accrued $32.40 composed of $36.83 in interest minus a total of $4.43 in fees.

The hypothetical CINV for the note on such trading day would be equal to $102.83, as per the following calculations:

Short Index Amount = $133.34 x (1622.94/1670.01) = $129.58

CINV = $232.41 – $129.58 (T-Bill Amount – Short Index Amount) = $102.83

Further hypothetical examples of the performance of each series of Barclays ETN+ Short Notes are provided in the applicable pricing supplement, available at www.barx-is.com.

ETN+ SHORT NOTES

Hypothetical Note Lifecycle


Product Launch
Index = 1,670.01
200% of initial capital invested "short"
Index Factor = 100%
CINV $66.67
Short Index Amount $133.34
T-Bills Amount $200.01
Mid-Life
Index = 2,012.83
Index Factor = 120.53%
T-Bills amount accrued $14.70
CINV $54.00
Short Index Amount $160.71
T-Bills Amount $214.71
Maturity
Index = 1,622.94
Index Factor = 97.18%
T-Bills amount accrued $32.40
CINV $102.83
Short Index Amount $129.58
T-Bills Amount $232.41
2,250
2,000
1,750
1,500
1,250
1,000
1999
2000
2001
2002
2003

The Participation

UNLIKE MANY COMMON INVERSE LEVERAGED ETFS, THE BARCLAYS ETN+ SHORT NOTES **do not track a fixed multiple of the daily inverse performance of the underlying Index.** Instead, on any given day the indicative note value of any series of Barclays ETN+ Short Notes will change by a multiple of index inverse performance that is variable and depends, in part, on the then current intraday value (IINV) of the Barclays ETN+ Short Notes.

In order to allow investors to monitor the ratio of percentage daily changes in the IINV to daily index percentage returns, Thomson Reuters will calculate and publish every 15 seconds a "Participation" for each series of Barclays ETN+ Short Notes equal to the then current ratio of (1) the Short Index Amount relative to (2) the Intraday Indicative Note Value.[3]

[3] The participation value will be published solely for informational purposes. It is not intended to serve as a basis for determining a price or quotation for any series of Barclays ETN+ notes, or as a basis for an offer or solicitation for the purchase, sale, redemption or termination of the notes.

6

7

ETN+ SHORT NOTES

Participation Formula For Barclays ETN+ Short Notes:

Participation = Intraday Short Index Amount / IINV

The Participation increases with positive Index performance and decreases with negative Index performance:

If the Index: Effect on IINV and CINV Effect on Participation

Increases ? Decreases ? Increases ?

Decreases ? Increases ? Decreases ?

The Participation for each Note is published intraday to common data providers such as

Bloomberg, and once per day to www.barx-is.com.

Hypothetical Changes In Participation:

PARTICIPATION = 2

t-bILL

aMOUNT

$300

PARTICIPATION = 5

iNDEX GAINS 25$,

iNDEX LOSES 25$,

nOTE LOSES 50$

nOTE GAINS 50$,

PARTICIPATION = 1

¢ase a

¢ase b

sHORT

iNDEX

aMOUNT

$200

¢inff

$100

¢inff $50

sHORT

iNDEX

aMOUNT

$150

t-bILL

aMOUNT

$300

t-bILL

aMOUNT

$300

sHORT

iNDEX

aMOUNT

$250

¢inff $50

8

ETN+ SHORT NOTES

Hypothetical Example Related To Participation:

A Barclays ETN+ Short Note might have an indicative value of $100, derived from a short index amount of $200 and a T-Bill amount of $300.

For each 1% percentage change in the underlying Index during the trading day, there will be • a

$2 change in the short index amount and consequently a $2 change in the indicative value.

• Since $2 is equal to 2% of $100, an investor that purchased the note at the indicative value of

$100 will observe a 2% change in the indicative value for each subsequent 1% change in the value of the Index.

• Participation at this point is 2.

Example 1 – CASE A

If the Index increased by 25% during the trading day (case A above), the same note would have a

$50 indicative value, a $250 short index amount and a T-Bill amount of $300.

• The note will still gain or lose $2 for each $2 loss or gain in the short index amount. However,

1% of the new short index amount of $250 is now equal to $2.50.

• Since $2.5 is equal to 5% of $50, in this hypothetical example, an investor that purchased the note at the indicative value of $50 would observe a 5% short term gain or loss for each subsequent 1% decrease or increase in the value of the index.

• Participation is now 5.

Example 2 – CASE B

If the Index decreased by 25% during the trading day (case B above), the same note would have a

$150 value, a $150 short index amount and a T-Bill amount of $300.

• The note will still gain or lose $2 for each $2 loss or gain in the short index amount. However,

1% of the new short index amount of $150 is now equal to $1.50.

• Since $1.5 is equal to 1% of $150, in this hypothetical example, an investor that purchased the note at the indicative value of $150 would observe a 1% short term gain or loss for each subsequent 1% increase or decrease in the value of the Index.

• Participation is now 1.

Who may be suitable to invest in Barclays ETN+ Notes?

The Barclays ETN+ Notes have been designed in order to provide transparent investment solutions to investors who:

• have a strong directional view of the market, and specifically of the performance of the Index;

• are prepared to assume the relevant costs and fees associated with the notes;

• understand the risk factors described in the applicable pricing supplement and accompanying prospectus supplement;

• understand how leverage can effect the returns of investments.

9

ETN+ SHORT NOTES

The Barclays ETN+ Notes may not be a suitable investment for investors who:

are not willing to be exposed to a leveraged investment in general or to a leveraged investment linked to the relevant Index in particular;

• are not prepared to assume the relevant costs and fees associated with the notes;

• are seeking a guaranteed minimum return on their investment or current income from their investment;

• do not understand how leverage can effect the returns of investments.

Interest and Costs

As the Barclays ETN+ Short Notes seek to replicate a short investment in the Index, certain fees and interest are built into the calculation of the CINV and the IINV.

For Barclays ETN+ Short Notes, the CINV and the IINV are reduced by an amount of “accrued fees”, which are based upon the most recent T-Bill amount. The accrued fees seek to approximate the fees that a stock lender may charge a short-seller for lending the equity securities underlying the Index. In addition the CINV and the IINV are increased by an amount of “accrued interest”

for the benefit of the investor, which seeks to represent an amount of interest that short-selling investors might have otherwise received if they were to invest the proceeds of a sale of borrowed equity securities and their own invested capital into an interest-bearing bank account.

Unlike most funds or ETFs, the Barclays ETN+ Short Notes do not charge a fixed fee on the value of each security; instead they charge an annualized fee based on notional cash amounts (the

T-Bill amount) underlying each security. The T-Bills will vary according to short term US Treasury bill interest rates and the fixed annualized fee, and will not in general move in tandem with the underlying Index or the IINV or CINV. Therefore, under certain circumstances and in particular in the case of Barclays ETN+ Short Notes where the T-Bill Amount is a high multiple of CINV, the financing charge may represent a significant percentage of the CINV.

For full details of the accrued interest and accrued fees for the Barclays ETN+ Short Notes, and hypothetical examples as to how these can affect the performance of the Notes, investors should consult the applicable pricing supplement.

10

ETN+ SHORT NOTES

An investment in Barclays ETN+ Notes involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus supplement and pricing supplement.

Barclays Bank PLC has filed a registration statement (including a prospectus and a prospectus supplement) with the

U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus, prospectus supplement, pricing supplement and other documents Barclays

Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at

www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2274

(Extension 3430). A copy of the prospectus may be obtained from Barclays Capital, Inc., 745 Seventh Avenue —Attn: US

InvSol Support, New York, NY 10019.

Barclays ETN+ Notes (the Securities) are unsecured debt obligations of Barclays Bank PLC (the Issuer) and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection.

Risks of investing in the Securities include limited portfolio diversification, trade price fluctuations, uncertain principal repayment,

and illiquidity. Investing in the Securities is not equivalent to direct investment in the Index or in the Index components. The accrued financing charges or accrued fees, as the case may be, will reduce the amount of your return at maturity or upon optional redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon optional redemption of your Securities even if the value of the Index has increased, in the case of Barclays ETN+ Long Notes, or decreased, in the case of Barclays ETN+ Short Notes. Barclays ETN+ Notes may not be suitable for all investors.

The Securities may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of Securities you may redeem directly with the issuer as specified in the applicable pricing supplement.

Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of Securities. Sales in the secondary market may result in significant losses.

“Standard & Poor’s®”, “S&P®”, “S&P 500®”, “500” and “S&P 500® Total Return IndexSM” are trademarks and service marks of The

McGraw-Hill Companies, Inc., and have been licensed for use by Barclays Bank PLC. The Securities are not sponsored, endorsed,

sold or promoted by S&P and S&P makes no representation regarding the advisability of investing in the securities.

© 2009, Barclays Bank PLC. All rights reserved. All other trademarks, servicemarks or registered trademarks are the property,

and used with the permission, of their respective owners.

NOT FDIC INSURED • NO BANK GUARANTEE • MAY LOSE VALUE

For more information please contact us at:

Phone: +1 212 528 7198

Email: SolutionSalesAmericas@barcap.com

or visit us at Barx-is.com